Attachment for Item 77k of Form N-SAR

On December 9, 2011, Registrant's Audit Committee, recommended and Registrant's Board approved, the replacement of Registrant's current independent public accounting firm, Tait, Weller and Baker, with PricewaterhouseCoopers. The replacement was the result of a change in service providers to the Registrant and a change in control of the Registrant. During the most recent two fiscal years there were no disagreements between Registrant and Tait Weller and Baker.
In addition, none of the circumstances listed in Item 304 a.1.v. A-D is applicable. Attached is the letter required by
Item 304 a.3.